Klondex Reports Quarterly Production of ~37,000 GEOs;
Records First Sales at True North

Vancouver, BC - October 13, 2016- Klondex Mines Ltd. (KDX:TSX; KLDX:NYSE MKT) (“Klondex” or the “Company”) is pleased to report its preliminary production results for the third quarter of 2016 for its Fire Creek, Midas, and True North mines.

	Three months ended September 30, 2016					Nine months ended September 30, 2016
	Fire Creek	Midas	Nevada Total	True North(2)	Total	Fire Creek	Midas	Nevada Total	True North(2)	Total
Ore tons milled	26,122	43,934	70,056	31,748	101,804	92,832	137,173	230,005	31,748	261,753
Average gold equivalent mill head grade (oz/ton)(1)	0.98	0.28	0.55	0.06		0.86	0.26	0.50	0.06
Average gold mill head grade (oz/ton)	0.97	0.18	0.48	0.06		0.85	0.15	0.43	0.06
Average silver mill head grade (oz/ton)	0.66	7.59	5.00	—		0.76	8.24	5.22	—
Average gold recovery rate (%)	93.4%	93.4%	93.3%	88.7%		93.6%	94.1%	93.7%	88.7%
Average silver recovery rate (%)	87.2%	87.2%	87.3%	—%		87.4%	87.7%	87.7%	—%
Gold equivalent produced (ounces)(1)	23,858	11,445	35,263	1,752	37,070	74,480	32,374	106,901	1,752	108,634
Gold produced (ounces)	23,654	7,523	31,177	1,752	32,929	73,673	19,287	92,960	1,752	94,712
Silver produced (ounces)	15,023	291,031	306,054	—	306,054	61,864	990,672	1,052,536	—	1,052,536
Gold equivalent sold (ounces)(1)	27,500	13,036	40,488	1,000	41,553	72,644	36,933	109,629	1,000	110,610
Gold sold (ounces)	27,254	8,394	35,648	1,000	36,648	71,688	23,423	95,111	1,000	96,111
Silver sold (ounces)	18,100	344,400	362,500	—	362,500	73,351	1,022,739	1,096,090	—	1,096,090
(1)  Gold equivalent ounces ("GEO") and grades are computed as the applicable gold ounces/grade plus the silver ounces/grade divided by a GEO ratio. GEO ratios are computed by dividing the average realized gold price per ounce by the average realized silver price per ounce received by the Company in the respective period. Preliminary GEO ratios for each respective segment are as follows:

GEO Ratio	73.7	74.2	74.9	1.0	73.9	76.7	75.7	75.5	1.0	75.6
(2) True North's operations were comprised of the re-processing of existing tailings.

The Company reiterates its 2016 production guidance of:
Nevada Operations: 145,000 to 150,000 GEOs which is split approximately 45%-50% in the first half of 2016 and 50%-55% in the second half of 2016.
True North: 8,000 to 12,000 gold ounces from mining and processing tailing.

Mr. Paul Huet, President and CEO commented, “Our third quarter production was in line with our mine plans as we advanced waste development at both Fire Creek and Midas. We have positioned ourselves to finish the year on a high note and remain on track to achieve our annual production guidance.” Mr. Huet continued, “We are also excited to report first sales at True North. We recently completed reprocessing the tailings and have begun running ore through the mill and continue to expect to achieve our annual production targets."

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex is a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. The Company has 100% interests in three producing mineral properties: the Fire Creek Mine and the Midas Mine and ore milling facility, both of which are located in the state of Nevada, USA, and the True North Gold Mine (formerly the Rice Lake Mine) and mill in Manitoba, Canada. The Company also has 100% interests in two recently acquired projects, the Hollister mine and the Esmeralda mine and ore milling facility, also located in Nevada, USA.

Webcast and Conference Call
Klondex will report its third quarter 2016 financial results after market close on Thursday, November 3, 2016. A conference call and webcast will be held the following morning on Friday, November 4, 2016 at 10:30 am ET/7:30 am PT. The conference call telephone numbers are listed below:
Canada & USA Toll Free Dial In: 1-800-319-4610
Toronto: +1 1-416-915-3239
International: +1-604-638-5340
Callers should dial in 5 to 10 minutes prior to the scheduled start time and ask to join the Klondex call. The webcast will be available on the Company's website or by clicking: http://services.choruscall.ca/links/klondex20161104.html.

For More Information
John Seaberg
Senior Vice President, Investor Relations and Corporate Development
O: 775-284-5757
M: 303-668-7991
jseaberg@klondexmines.com

Cautionary Note Regarding Forward-looking Information
This news release contains certain information that may constitute forward-looking information or forward-looking statements under applicable Canadian and U.S. securities legislation (collectively, "forward looking information"), including but not limited to information about current expectations on the timing, success and growth of exploration and development activities, the timing and success of mining operations, the Company's ability to produce and sell gold and silver, the Company’s achievement of the full-year projections for GEO and gold production, metal grades and production costs, the Company's ability to meet annual operations estimates, the ability to maintain and improve average daily milling rates and mill head grades, the Company's intention and ability to monetize mineralized material, the successful execution and project development at all of the Company's mines and projects, and related permitting. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold and silver; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure materials filed with the securities regulatory authorities in Canada and United States available at www.sedar.com and www.sec.gov, respectively. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.